EXHIBIT 21

PEREGRINE PHARMACEUTICALS, INC.
Subsidiaries of Registrant

                During January 2002, the Company announced the formation of Avid Bioservices, Inc., a wholly-owned subsidiary of Peregrine Pharmaceuticals, Inc.

                On April 24, 1997, the Company acquired its wholly-owned subsidiary, Vascular Targeting Technologies, Inc. (formerly known as Peregrine Pharmaceuticals, Inc.).